UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Biggs, E. Glenn

   300 Convent, Suite 1350
   San Antonio, TX  78205
2. Issuer Name and Ticker or Trading Symbol
   Ultramar Diamond Shamrock Corporation
   (UDS)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   December 31, 1996
5. If Amendment, Date of Original (Month/Year)
   February 7, 1997
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Director
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock                 |12/03/|D   |476(b)            |D  |           |                   |D     |                           |
                             |96    |    |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock                 |12/03/|A   |3,895(a)          |A  |$31.75     |12,170             |D     |                           |
                             |96    |    |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option (right to b|$32.35  |12/03|    |           |   |12/03|05/07|Common Stock|1,530  |$32.35 |            |D  |            |
uy)(g)                  |        |/96  |    |           |   |/96  |/06  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option (right to b|$26.59  |12/03|    |           |   |12/03|05/02|Common Stock|1,530  |$26.59 |            |D  |            |
uy)(g)                  |        |/96  |    |           |   |/96  |/05  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option (right to b|$31.75  |12/03|A   |1,000      |A  |12/03|12/03|Common Stock|1,000  |$31.75 |4,060       |D  |            |
uy)(g)                  |        |/96  |    |           |   |/97  |/06  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(a) 3,895 shares were issued pursuant to the Company's Non-Employee Director Plan and remain subject to forfeiture as of December 31,
1996.
(b) As a result of the merger of Diamond Shamrock, Inc. into Ultramar Diamond Shamrock Corporation, the reporting person forfeited 476 shares of restricted stock previously reported as beneficially owned by the reporting person.
(g)  Stock option granted under the Company's Long Term Incentive
Plan.
(h) As a result of the merger of Diamond Shamrock, Inc. into Ultramar Diamond Shamrock Corporation, the reporting person's stock options vested on December 3,
1996.
SIGNATURE OF REPORTING PERSON
/s/ E. GLENN BIGGS (Power of Attorney)
DATE
April 8, 1997